Mail Stop 3561

August 22, 2007

Via Fax & U.S. Mail

Mr. Brian A. Kenney, Chief Executive Officer
GATX Corporation
500 West Monroe Street
Chicago, Illinois 60661-3676

> **Re: GATX Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-02328**

Dear Mr. Kenney:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2006

Notes to Consolidated Financial Statements, page 51
Note 11. Debt, page 61

1.   We note the issuance of convertible notes in August 2003 with a conversion price
        that adjusts based on various factors. We further note your 7.5% senior unsecured
        convertible notes outstanding with a conversion premium associated with the
        notes. Please tell us, and revise future filings to fully disclose, your accounting
        treatment for these notes, the conversion option, and premium including
        recognition of any beneficial conversion features or derivatives and corresponding
        mark to market adjustments made each period Your response should specifically
        address whether these instruments provided for beneficial conversion features or
        embedded derivatives that required bifurcation from the host contract, and the
        basis for your conclusions. Refer to the guidance outlined in SFAS 133, EITFs
        00-19, 98-5, and 00-27, as applicable.

2.   In a related matter, please explain further your accounting for the conversion of
        these notes in the first and second quarters of 2007. We note from your June 30,
        2007 Form 10-Q that all of the 7.5% notes and some of the 5% notes were
        converted, resulting in a payment of significant conversion premiums, which were
        satisfied through the issuance of your common shares. Your response and your
        revised disclosures should specifically explain how you valued and accounted for
        the issuance of the shares in satisfaction of the conversion premium and the
        relevant technical accounting literature supporting the accounting treatment used.
        We may have further comment upon receipt of your response.

Note 13. Income Taxes, page 65

3.   We refer you to the last paragraph of this financial statement footnote. Please tell
        us the amount of the remaining issue currently under appeals and ultimately
        litigated with regards to the structured lease transaction. To the extent the amount
        under dispute is significant to your financial statements, you should disclose the
        range of possible loss or exposure in compliance with paragraph 10 of SFAS 5.

Other Contingencies, page 75

4.   Please expand your disclosure in future filings to provide further information with
        regard to ongoing legal disputes. We note that Item 3. Legal Proceedings
        contains much more detailed information regarding your outstanding litigation.
        In accordance with SFAS 5, paragraphs 9 through 12, you should provide
        disclosures of any accruals related to outstanding litigation or provide an estimate

of the range of loss exposure for each material pending lawsuit. If an estimate of the loss or range of losses to which you are exposed cannot be made, a statement to this effect should be provided in the notes to your financial statements. Refer to the guidance outlined in SAB Topic 5:Y, Question 2.

Note 20. Cumulative Effect Adjustment to Retained Earnings, page 81

5.   With regard to the $19.2 million adjustment to beginning retained earnings, please provide us with the amount of expense and/or accruals that were determined in error for all annual and quarterly periods effected in connection with the inappropriate treatment of these liabilities. As part of your response, you should also explain how you evaluated the materiality of the misstatements with regard to the financial statements for each of these annual and quarterly periods pursuant to the guidance in SAB 108 and SAB 99. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2007

6.   Please address our comments on your Annual Report on Form 10-K in future quarterly reports on Form 10-Q, where applicable.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief